Mail Stop 6010
Via Facsimile and U.S. Mail


June 24, 2005

Mr. Donald H. Nikolaus
President
Donegal Group, Inc.
1195 River Road
Marietta, Pennsylvania 17547

      Re:      Donegal Group, Inc.
       Form 10-K for Fiscal Year Ended December 31, 2004
	         File No. 0-15341

Dear Mr. Nikolaus:

      We have limited our review of your filing to those issues addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Business

Liabilities for Losses and Loss Expenses, page 15

1. In your disclosure supporting the Industry Guide 6 table, you state that loss data in the table includes business allocated from the Mutual Company. Please provide us information about the changes in your pool participation percentages and any other terms of your pooling and reinsurance arrangements and the related impact on your loss reserves over the ten year period. If the impact of these changes is material, tell us why you did not discuss reinsurance transactions or changes in such terms as required by Section 2A of Industry Guide 6.




Exhibit 13 - Annual Report to Shareholders

Management`s Discussion and Analysis
Critical Accounting Policies and Estimates, page 10

2. This disclosure should provide investors with a fuller understanding of the uncertainties in applying critical accounting policies and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. It should include quantification of the related variability in operating results that you expect to be reasonably likely to occur. Please provide us information about the uncertainties in applying these accounting policies, the historical accuracy of these critical accounting estimates, a quantification of their sensitivity to changes in key assumptions and the expected likelihood of material changes in the future. Tell us why you have not provided these disclosures in your filing. Please refer to the next comment for your critical accounting estimates related to losses and loss expenses.

3. Disclosures explaining the likelihood that materially different amounts would be reported under different conditions or using different assumptions are consistent with the objective of Management`s Discussion and Analysis. Your disclosure regarding losses and loss expenses does not appear to include an adequate explanation of the judgments and uncertainties surrounding these estimates and the potential impact on your financial statements. Accordingly, please provide us the following information for each of your lines of business and tell us why you have not provided these disclosures in your filing.

* Tell us the reserves accrued as of the latest balance sheet date presented. The total of these amounts should agree to the amount presented on the balance sheet.
* Tell us the range of loss reserve estimates as determined by your actuaries. Discuss the key assumptions used to arrive at management`s best estimate of loss reserves within that range and what specific factors led management to believe this amount rather than any other amount within the range represented the best estimate of incurred losses.
* Provide more precise insight into the existence and effects on future operations and financial condition of known trends in claim frequency and severity. Link this discussion to liquidity and capital resources.

* For each of your longer-tail businesses, such as workers` compensation, provide us with more insight into the existence and effects on future operations and financial condition of known trends, events and uncertainties. Information you should consider, but not be limited to, includes the following:

a. the number of claims pending at each balance sheet date;

b. the number of claims reported for each period presented;

c. the number of claims dismissed, settled, or otherwise resolved for each period;

d. the nature of the claims including relevant characteristics of the claimant population (e.g., involves a large number of relatively small individual claims of a similar type);

e. the total settlement amount for each period;

f. the cost of administering the claims;
g. emerging trends that may result in future reserve adjustments;
and

if management is unable to estimate the possible loss or range of loss, a statement to that effect.

4. It appears that in 2004 and 2002 you significantly revised your estimates of loss reserves recorded in prior years. For each of these changes in estimate, please provide us the following information by line of business and tell us why you have not provided these disclosures in your filing. Include a discussion of the impact of the acquired business of Le Mars and Peninsula on your 2004 loss experience.

* Identify the years to which the change in estimate relates and the amount of the related loss reserve as of the beginning of the year that was re-estimated. Explain to us and quantify offsetting changes in estimates that increase and decrease the loss reserve.
* Identify the changes in the key assumptions you made to estimate the reserve since the last reporting date.
* Identify the nature and timing of the change in estimate, explicitly identifying and describing in reasonable specificity the new events that occurred or additional information acquired since the last reporting date that led to the change in estimate.
* Explain why recognition occurred in the periods that it did and why recognition was not required in earlier periods.
* Tell us about any trends such as, the number of claims incurred, average settlement amounts, number of claims outstanding at period ends along with average per claim outstanding, and any other trends, necessary to understand the change in estimate. Explain the rationale for a change in estimate that does not correlate with these trends.

Management`s Evaluation of Operating Results, page 11

5. An objective of MD&A is to provide information about the quality and potential variability of earnings and cash flow to facilitate investors` determination of the likelihood that past performance is indicative of future performance. This disclosure should include a discussion and quantification of the specific factors underlying changes in your operating results and known trends and uncertainties.
In particular, we noted that trends in accident frequency and severity and the pooling agreement between Atlantic States and the Mutual Company, which appeared to significantly increase your profit in each of the past three years, were not discussed in your MD&A. Please provide us this information and tell us why you have not provided these disclosures in your filing. Include an analysis of the impact on operating results of all pooling and reinsurance agreements with the Mutual Company, an analysis of known trends and uncertainties affecting these insurance pools and any expected changes in the pool and your pool participation levels.

6. Please explain specifically to us how the risk profile of the Mutual Company`s business (e.g. types of products, pricing practices and underwriting standards) differs from that of Atlantic States and how these differences have changed over time and are expected to change in the future. Explain to us the likelihood of adverse risk development on business of the Mutual Company included in the pool and the actions you would take to mitigate the related impact on the
Company. Tell us why you did not provide this disclosure in your filing.

Liquidity and Capital Resources, page 14

7. Disclosure of the more-likely-than-not impact of known trends, demands, commitments and uncertainties on your liquidity and capital resources is consistent with the objectives of Management`s Discussion and Analysis. We note that you do not discuss the impact of the pooling agreement with the Mutual Company and unexpected variations in the timing of claim payments associated with your loss reserves and the maturity of your investments on future liquidity and results of operations. Please provide this information to us and tell us why you have not provided this disclosure in your filing.

8. We note that you have not provided a table of contractual obligations as required by Item 303 (a) (5) of Regulation S-K. Due to the significance of estimated payments associated with your loss reserves, we believe that exclusion of claim payments associated with your loss reserves from a contractual obligation table unduly limits investors` evaluation of your liquidity and capital resources.
The
purpose of Financial Reporting Release 67 is to obtain enhanced disclosure concerning a registrant`s contractual payment obligations and the exclusion of ordinary course items is inconsistent with the objective of Item 303 (a)(5) of Regulation S-K. Please provide us this information and tell us why you have not provided this disclosure in your filing.

Consolidated Financial Statements

General

9. Rule 4-08 (k) of Regulation S-X requires all amounts arising from related party transactions, such as your pooling and reinsurance agreements with the Mutual Company, be presented in separate captions on the face of your financial statements. Please provide us this information and tell us why you have not provided these disclosures in your filing.

Note 1. Summary of Significant Accounting Policies

Reinsurance Accounting and Reporting, page 21

10. Disclosure of the methods and assumptions used to recognize costs and expenses associated with reinsurance transactions, including your pooling arrangement with the Mutual Company, is consistent with the objectives of SFAS 113. Please provide us this information and tell us why you have not provided these disclosures in your filing.

Note 10. Reinsurers, page 27

11. It appears that you do not provide an adequate description of the nature of your reinsurance arrangements as required by Rule 7-03(a)
(13)(c) of Regulation S-X. Please provide us this information and tell us why you have not provided these disclosures in your filing.
Also, we note that reinsurance receivable at December 31, 2004 represented approximately 60% of premium assumed from the Mutual Company during the year. In your response to us, include an explanation of regulatory or other restrictions on the ability of the
Mutual Company to fund its obligations under the pooling and reinsurance agreements with you.


*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Frank Wyman, Staff Accountant, at 202-551-
3660
or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

							Sincerely,


							Jim B. Rosenberg
						Senior Assistant Chief Accountant
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Mr. Donald H. Nikolaus
Donegal Group, Inc.
June 24, 2005
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